EXHIBIT 21.1

The following is a list of the subsidiaries of PayStar Corporation and the state of incorporation for each subsidiary. Each of the subsidiaries is wholly owned by PayStar Corporation.

          Name of Subsidiary                 State of Incorporation

     1.   PayStar Communications, Inc.       Nevada
     2.   PayStar Financial Services, Inc.   Nevada
     3.   PayStar InfoStations, Inc.         Nevada
     4.   PayStar Prepaid Services, Inc.     Nevada
     5.   PayStar.com, Inc.                  Nevada
     6.   U.S. Cash Exchange, Inc.           Nevada
     7.   SHS Communications, Inc.           California
     8.   Position Industries, Inc.          California
     9.   GlobalCash, Inc.                   Nevada